Exhibit 99.1

São Paulo, September 14, 2016

To

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

Superintendence of Corporate Relations

Rio de Janeiro – RJ

Dear Sirs,

Subject:	ITAÚ UNIBANCO HOLDING S.A.

EXTRAORDINARY STOCKHOLDERS’ MEETING OF SEPTEMBER 9, 2016 - 3:00 P.M.

I. Pursuant to the provisions of CVM Instruction No. 480/2009, Article 30, item III, the Company would like to notify you of the summary of resolutions adopted by the aforesaid Meeting:

1. Approved the subscribed and paid-in capital increase in the amount of twelve billion reais (R$12,000,000,000.00), from eighty-five billion, one hundred forty-eight million reais (R$85,148,000,000.00) to ninety-seven billion, one hundred forty-eight million reais (R$97,148,000,000.00), through the capitalization of the amounts recorded in the Company’s Revenue Reserves - Statutory Reserves, with 10% bonus shares;

1.1.	considering that this resolution depends on the approval of the Central Bank of Brazil, the Company’s shares will continue to be traded with the right to share bonus until the base date to be disclosed to the Stockholders after the said approval. The date of inclusion of the new shares in the Stockholders’ position, the information on the period for the transfer of share fractions arising from the bonus and on any possible remaining amounts from share fractions, and the corresponding credit to the Stockholders will be disclosed on a timely basis;

1.2.	simultaneously to the operation in the Brazilian market and in the same proportion, the securities traded in the U.S. market (ADR – American Depositary Receipt) and in the Argentinean market (CEDEAR – Argentine Certificate of Deposit) will also receive a share bonus.

2. Increased the authorized capital limit up to 8,784,600,000 shares, proportionally to the share bonus;

3. Amended and consolidated the Bylaws in order to reflect the new composition of capital stock and the new authorized capital limits.

II. The minutes of the Meeting shall be submitted by the Empresas.Net system - Periodic and Eventual Information within the established timeframe in Article 30, subsection IV of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

MARCELO KOPEL

Investor Relations Officer

with copy to:

- BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS

Corporate Monitoring Department

- Corporate Relations Coordination (Coordenadoria de Relações com Empresas)